SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2012

           Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw announces fourth quarter and full year financial and operating results and preliminary fiscal 2013 guidance

•	Fourth quarter consolidated revenues improved 3% and operating income before amortization was up 4%. On a full year basis revenues improved 5% and operating income before amortization increased 4%.

•	Cable margin of 49% reflects revenue growth and cost management. While competition is intense the operational focus remains on profitable and sustainable growth initiatives.

•	Net income was $133 million for the quarter or $0.28 per share. On an annual basis net income was up 36% over last year to $761 million, or $1.62 per share.

Calgary, Alberta (October 25, 2012) – Shaw Communications Inc. announced consolidated financial and operating results for the fourth quarter and year ended August 31, 2012 and 2011. Consolidated revenue for the three month period of $1.21 billion was up 3% compared to the same period last year while the annual amount of $5.0 billion improved 5%. Total operating income before amortization1 for the quarter and annual period of $501 million and $2.13 billion, respectively, each improved 4% over the comparable periods.

Free cash flow1 for the three and twelve month periods were $103 million and $482 million, respectively, compared to $49 million and $617 million for the same periods last year. Increased operating income before amortization and reduced capital investment were the main drivers of the quarterly improvement. On an annual basis improved operating income before amortization was more than offset by increased capital investment, CRTC benefit funding, and cash taxes.

Chief Executive Officer Brad Shaw said, “Our financial performance in the quarter was solid as we balanced subscriber growth and profitability. The competitive environment continues to be intense and we remain focused on strengthening our core business through technology, customer service and value leadership.”

“We continue to leverage our advanced network rolling out a number of new products and services this year bringing innovation, choice and value to our customers. Our investments in technology include the ongoing expansion of the WiFi network footprint, our Digital Network Upgrade (“DNU”), broader offers of leading internet speeds, and the first phase of our TV Everywhere service, with the launches of Movie Central Go and NFL Sunday Ticket Go. A significant focus was also improved customer service with investment in our Canadian call centres, additional staffing, and customer care tool enhancements to ensure an exceptional customer experience.”

Net income from continuing operations of $133 million or $0.28 per share for the quarter ended August 31, 2012 compared to $167 million or $0.37 per share for the same period last year. Net income from continuing operations for the annual period was $761 million or $1.62 per share compared to $559 million or $1.23 per share in the prior year. All periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (“MD&A”).2 The prior annual period included a charge of $139 million for the discounted value of the CRTC benefit obligation related to the acquisition of Shaw Media, as well as business acquisition, integration and restructuring expenses of $91 million. Excluding the non-operating items, net income from continuing operations for the three and twelve month periods ended August 31, 2012 would have been $153 million and $760 million, respectively, compared to $153 million and $717 million in the same periods last year.

Revenue in the Cable division of $803 million and $3.19 billion for the current three and twelve month periods increased 2% and 3%, respectively, over the comparable periods. Operating income before amortization for the quarter of $396 million was comparable to last year. The annual operating income before amortization of $1.50 billion was down marginally from $1.51 billion in the prior year. Quarterly financial results improved compared to the second and third quarters with margins increasing from 44% to 47% to 49%, respectively, mainly due to improved revenues combined with operational cost controls and disciplined promotional activity.

Satellite revenue of $213 million and $844 million for the three and twelve month periods, respectively, was up 3% and 2%, respectively, compared to the same periods last year. Operating income before amortization for the current quarter and annual period of $77 million and $293 million improved 5% and 1%, respectively.

Revenue in the Media division was up 3% for the quarter to $217 million and operating income before amortization was $28 million compared to $12 million last year. For informational purposes, on a comparative basis to the prior year, Media revenues for the full twelve month period were down 2% and operating income before amortization was up 2%. The revenue decline was due to lower conventional advertising revenues while the improvement in operating income before amortization was due to lower programming costs year-over-year.

Brad Shaw continued, “As we enter the new fiscal year we expect growth in consolidated revenue and operating income before amortization. Capital investment is expected to marginally decline from 2012 spend levels as we continue to enhance our network, provide innovative product offerings, and launch the new Anik G1 satellite. Combined with higher cash taxes, we expect free cash flow to be comparable to fiscal 2012.”

Mr. Shaw concluded, “The business is dynamic and continually evolving. Our growth oriented asset mix, solid investment grade balance sheet and committed employee base position us well to meet the challenges and leverage the opportunities in the year ahead delivering value to all of our stakeholders.”

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.
2	See reconciliation of Net income from continuing operations in Consolidated Overview in MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AUGUST 31, 2012

October 25, 2012

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim consolidated Financial Statements and Notes thereto of the current quarter, the 2011 Annual MD&A included in the Company’s August 31, 2011 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise stated. The amounts in this MD&A and the Company’s interim financial statements for the period ended August 31, 2011 have been restated to reflect the adoption of IFRS, with effect from September 1, 2010. Periods prior to September 1, 2010 have not been restated and are prepared in accordance with Canadian GAAP. Refer to note 15 of the August 31, 2012 interim financial statements for a summary of the differences between the financial statements previously prepared under Canadian GAAP and to those under IFRS.

CONSOLIDATED RESULTS OF OPERATIONS

FOURTH QUARTER ENDING AUGUST 31, 2012

Selected Financial Highlights

	Three months ended August 31,			Year ended August 31,
($millions Cdn except per share amounts)	2012	2011	Change %	2012	2011	Change %
Operations:
Revenue	1,210	1,181	2.5	4,998	4,741	5.4
Operating income before amortization (1)	501	481	4.2	2,127	2,051	3.7
Operating margin (1)	41.4%	40.7%	0.7	42.6%	43.3%	(0.7)
Funds flow from continuing operations (2)	355	356	(0.3)	1,299	1,433	(9.4)
Net income from continuing operations	133	167	(20.4)	761	559	36.1
Per share data:
Earnings per share from continuing operations
Basic	0.28	0.37		1.62	1.23
Diluted	0.28	0.37		1.61	1.23
Weighted average participating shares outstanding during period (millions)	443	436		441	435

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)

Funds flow from continuing operations is before changes in non-cash working capital balances related to continuing operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber Highlights

		Growth
	Total	Three months ended August 31,		Year ended August 31,
	August 31, 2012	2012	2011	2012	2011
Subscriber statistics:
Basic cable customers	2,219,072	(16,474)	(16,207)	(70,703)	(50,988)
Digital customers	1,917,857	(7,907)	49,548	98,469	166,369
Internet customers (including pending installs)	1,912,230	6,062	13,528	34,999	54,217
Digital phone lines (including pending installs)	1,363,744	24,185	22,776	130,703	136,534
DTH customers	910,023	1,155	806	1,140	3,087

Consolidated Overview

Consolidated revenue of $1.21 billion for the current quarter compares to $1.18 billion for the same period last year. Revenue for the twelve month period of $5.0 billion improved 5.4% over last year. Both current periods benefitted from rate increases in the Cable and Satellite divisions while the annual period also included a full twelve months of revenue from Shaw Media.

Consolidated operating income before amortization for the three month period of $501 million improved 4.2% compared to the same period last year. The revenue related growth in the Cable and Satellite divisions was partially reduced by higher programming and employee related amounts. Both divisions also benefitted from lower sales and marketing related costs in the current quarter. Media was up due to higher revenues and lower programming costs. On an annual basis operating income before amortization improved 3.7% to $2.13 billion primarily due to the current period including a full twelve months of the Media division.

Net income from continuing operations was $133 million and $761 million for the three and twelve months ended August 31, 2012, respectively, compared to $167 million and $559 million for the same periods last year. Non-operating items affected net income in all periods. The prior quarterly period included a gain on the redemption of US$ senior notes while the prior annual period also included a charge of $139 million for the discounted value of the CRTC benefit obligation related to the Media acquisition, as well as business acquisition, integration and restructuring expenses of $91 million. Outlined below are further details on these and other operating and non-operating components of net income from continuing operations for each period.

Shaw Communications Inc.

	Year ended			Year ended
($millions Cdn)	August 31, 2012	Operating	Non- operating	August 31, 2011	Operating	Non- operating
Operating income	1,319	1,319	—	1,316	1,316	—
Amortization of financing costs – long-term debt	(5)	(5)	—	(4)	(4)	—
Interest expense	(330)	(330)	—	(332)	(332)	—
Gain on redemption of debt	—	—	—	33	—	33
CRTC benefit obligations	(2)	—	(2)	(139)	—	(139)
Business acquisition, integration and restructuring expenses	—	—	—	(91)	—	(91)
Gain on remeasurement of interests in equity investments	6	—	6	—	—	—
Gain (loss) on derivative instruments	1	—	1	(22)	—	(22)
Accretion of long-term liabilities and provisions	(14)	—	(14)	(15)	—	(15)
Foreign exchange gain on unhedged long-term debt	—	—	—	17	—	17
Equity income from associates	—	—	—	14	—	14
Other gains	—	—	—	11	—	11

Income (loss) before income taxes	975	984	(9)	788	980	(192)
Current income tax expense (recovery)	257	282	(25)	220	240	(20)
Deferred income tax expense (recovery)	(43)	(58)	15	9	23	(14)

Net income (loss) from continuing operations	761	760	1	559	717	(158)

($millions Cdn)	Three months ended			Three months ended
	August 31, 2012	Operating	Non- operating	August 31, 2011	Operating	Non- operating
Operating income	292	292	—	296	296	—
Amortization of financing costs – long-term debt	(2)	(2)	—	(1)	(1)	—
Interest expense	(83)	(83)	—	(88)	(88)	—
Gain on redemption of debt	—	—	—	23	—	23
Business acquisition, integration and restructuring expenses	—	—	—	(1)	—	(1)
Gain on derivative instruments	—	—	—	4	—	4
Accretion of long-term liabilities and provisions	(3)	—	(3)	(4)	—	(4)
Foreign exchange loss on unhedged long-term debt	—	—	—	(6)	—	(6)
Equity loss from associates	(1)	—	(1)	—	—	—
Other gains	2	—	2	4	—	4

Income (loss) before income taxes	205	207	(2)	227	207	20
Current income tax expense (recovery)	60	64	(4)	53	46	7
Deferred income tax expense (recovery)	12	(10)	22	7	8	(1)

Net income (loss) from continuing operations	133	153	(20)	167	153	14

Shaw Communications Inc.

The changes in net income from continuing operations are outlined in the table below.

	August 31, 2012 net income from continuing operations compared to:
	Three months ended		Year ended
	May 31, 2012	August 31, 2011	August 31, 2011
($millions Cdn)
Increased (decreased) operating income before efore amortization	(66)	20	76
Increased amortization	(12)	(25)	(74)
Decreased (increased) interest expense	(1)	5	2
Change in net other costs and revenue (1)	(5)	(22)	183
Decreased (increased) income taxes	(31)	(12)	15

	(115)	(34)	202

(1)

Net other costs and revenue includes gain on redemption of debt, CRTC benefit obligations, business acquisition, integration and restructuring expenses, gain on remeasurement of interests in equity investments, gain (loss) on derivative instruments, accretion of long-term liabilities and provisions, foreign exchange gain (loss) on unhedged long-term debt, equity income (loss) from associates and other gains as detailed in the unaudited interim Consolidated Statements of Income.

Basic earnings per share were $0.28 and $1.62 for the three and twelve months, respectively, compared to $0.37 and $1.23 in the same periods last year. In the current quarter, improved operating income before amortization of $20 million was offset by increases in amortization, net other costs and revenue, and income taxes, of $25 million, $22 million, and $12 million, respectively. The change in net other costs and revenue related to a gain realized in the prior year on the redemption of certain US$ senior notes and the higher taxes included an amount related to the indefinite postponement of previously enacted tax rate reductions in Ontario. The annual increase was primarily due to the favourable change in net other costs and revenue of $183 million along with improved operating income before amortization of $76 million and lower income taxes of $15 million. The change in net other costs and revenue was primarily due to amounts included in the prior year related to the CRTC benefit obligation and various acquisition, integration and restructuring costs. Operating income before amortization was up in the current period due to the inclusion of Shaw Media for the full twelve months and the lower taxes included a tax recovery related to the resolution of certain tax matters with CRA. These improvements were partially reduced by increased amortization of $74 million.

Net income in the current quarter declined $115 million compared to the third quarter of fiscal 2012 driven by lower operating income before amortization of $66 million primarily due to seasonality in the Media business, and increased income taxes of $31 million. The higher taxes included an amount related to the indefinite postponement of previously enacted tax rate reductions in Ontario.

Free cash flow for the quarter and annual periods of $103 million and $482 million, respectively, compared to $49 million and $617 million in the same periods last year. The improvement in the current quarter was primarily due to reduced capital investment of $61 million as well as improved operating income before amortization. The lower annual amount was mainly due to higher capital investment of $92 million related to the strategic initiatives and customer equipment subsidies, as well as increased cash taxes of $42 million. Annual improved operating income before amortization of $76 million in the current period was offset by various items including higher CRTC benefit funding, interest, preferred share dividends, and non-controlling interest entitlements.

Shaw Communications Inc.

On July 11, 2012 an electrical fire occurred at Shaw Court in Calgary causing significant water damage to the building. No injuries resulted and full operations were resumed within a very short period of time. Also, within days, all 900 displaced employees were relocated to seven Shaw buildings across Calgary, mainly at the Shaw Campus. Due to the extent of the damage, the building is going through an extensive renovation, a portion of which will be funded through insurance recoveries. In the current quarter a loss of $26 million was reflected in Other gains and includes $6 million of costs in respect of restoration and recovery activities, including amounts incurred in the relocation of employees, and an asset write-down of $20 million related to the damages sustained to the building and its contents. Insurance recoveries will be included in Other gains as claims are approved. No insurance recoveries were recorded in the fourth quarter.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Shaw Communications Inc.

Commencing in 2012 free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,
	2012	2011(2)	Change %	2012	2011(2)	Change %
($millions Cdn)
Revenue
Cable	803	784	2.4	3,193	3,096	3.1
Satellite	213	207	2.9	844	827	2.1
Media	217	210	3.3	1,053	891	18.2

	1,233	1,201	2.7	5,090	4,814	5.7
Intersegment eliminations	(23)	(20)	15.0	(92)	(73)	26.0

	1,210	1,181	2.5	4,998	4,741	5.4

Operating income before amortization (1)
Cable	396	396	—	1,502	1,510	(0.5)
Satellite	77	73	5.5	293	289	1.4
Media	28	12	>100.0	332	252	31.7

	501	481	4.2	2,127	2,051	3.7

Capital expenditures and equipment costs (net):
Cable	184	223	(17.5)	810	709	14.2
Satellite	27	49	(44.9)	94	107	(12.1)
Media	13	13	—	31	27	14.8

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	224	285	(21.4)	935	843	10.9

Free cash flow before the following	277	196	41.3	1,192	1,208	(1.3)
Less:
Interest	(83)	(84)	(1.2)	(329)	(312)	5.4
Cash taxes	(64)	(46)	39.1	(282)	(240)	17.5
Other adjustments:
Non-cash share-based compensation	1	3	(66.7)	6	10	(40.0)
CRTC benefit obligation funding	(17)	(15)	13.3	(48)	(30)	60.0
Non-controlling interests	(4)	(3)	33.3	(34)	(20)	70.0
Pension adjustment	1	4	(75.0)	12	16	(25.0)
Customer equipment financing	(4)	(6)	(33.3)	(20)	(15)	33.3
Preferred share dividends	(4)	—	>100.0	(15)	—	>100.0

Free cash flow (1)	103	49	>100.0	482	617	(21.9)

Operating margin (1)
Cable	49.3%	50.5%	(1.2)	47.0%	48.8%	(1.8)
Satellite	36.2%	35.3%	0.9	34.7%	34.9%	(0.2)
Media	12.9%	5.7%	7.2	31.5%	28.3%	3.2

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Restated to reflect changes in the calculation related to the pension adjustment and customer equipment financing.

Shaw Communications Inc.

CABLE

FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
	2012	2011	Change %	2012	2011	Change %
($millions Cdn)
Revenue	803	784	2.4	3,193	3,096	3.1

Operating income before amortization (1)	396	396	—	1,502	1,510	(0.5)
Capital expenditures and equipment costs (net):
New housing development	25	23	8.7	100	88	13.6
Success based	42	58	(27.6)	250	207	20.8
Upgrades and enhancement	79	92	(14.1)	322	278	15.8
Replacement	9	14	(35.7)	41	47	(12.8)
Buildings and other	29	36	(19.4)	97	89	9.0

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	184	223	(17.5)	810	709	14.2

Operating margin (1)	49.3%	50.5%	(1.2)	47.0%	48.8%	(1.8)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

•

Digital Phone lines increased 24,185 during the three month period to 1,363,744 and Internet customers were up 6,062 totaling 1,912,230 as at August 31, 2012. During the quarter Basic and Digital Cable subscribers decreased 16,474 and 7,907, respectively.

Cable revenue for the three and twelve months of $803 million and $3.19 billion improved 2.4% and 3.1%, respectively, over the comparable periods. Rate increases and customer growth in Internet and Digital Phone, including Business growth, partially offset by lower Basic cable subscribers, accounted for the improvement.

Operating income before amortization of $396 million for the quarter was consistent with the same period last year. Revenue related improvements and lower marketing and sales expenses were offset by higher programming amounts, related to new services and increased rates as contracts were renewed, and higher employee related amounts, mainly related to annual merit increases and employee growth to enhance customer service initiatives.

Operating income before amortization for the annual period declined modestly over the prior year. The revenue related improvement was offset by higher employee related amounts, programming costs, and various other expenses.

Revenue was up 1.1% compared to the third quarter of fiscal 2012 primarily due to rate increases, lower promotional activity and Digital Phone growth, the total of which was partially offset by lower Basic cable subscribers. Operating income before amortization improved $19 million over this same period due to the revenue related growth and certain lower expenses. Margin improved from 47.5% in the third quarter to 49.3%.

Total capital investment of $184 million in the current quarter decreased $39 million over the same period last year. Annual spend increased $101 million over the comparable period.

Shaw Communications Inc.

Success-based capital declined $16 million compared to the prior year quarter. The decrease was primarily due to lower video equipment rentals partially offset by higher subsidies on video equipment sales. For the annual period, success-based capital was up $43 million over last year. The increase was primarily due to higher subsidies on sales of HDPVRs resulting from increased volumes and lower customer pricing, and investment in DOCSIS 3.0 WiFi internet modems, partially offset by lower HDPVR rentals and phone modem purchases.

Investment in Upgrades and enhancement and Replacement categories combined decreased $18 million compared to the same quarter last year. The decline was due to lower spend on residential telephony infrastructure and licensing, reduced activity on core network capacity upgrades and lower vehicle purchases. Expenditures for the current annual period increased $38 million and included higher spending on hub upgrades, network electronics related to the DNU, Digital Phone infrastructure to support Business growth, as well as investment related to the strategic WiFi build.

Investment in Buildings and other declined $7 million over the comparable three month period while annual spend increased $8 million. The current quarter decrease was primarily due to lower spend on back office infrastructure replacement projects while the annual increase was mainly due to facility investment related to the Calgary data centre, customer service centres and new retail locations. The prior year also benefitted from proceeds from the sale of redundant real estate assets.

Spending in New housing development increased $2 million and $12 million, respectively, over the comparable three and twelve month periods mainly due to higher activity.

Shaw recently introduced content offerings for its TV Everywhere application with the introduction of Shaw Go. The Movie Central Go app for Apple devices provides access to current and library content for Shaw customers who subscribe to Movie Central programming, including HBO Canada titles. The app provides several features that enhance the user experience, including intelligent streaming, which provides the most optimal video quality based on Internet connection speed, and video bookmarking, which allows customers to stop and resume video playback at their convenience. The NFL Sunday Ticket Go app provides Shaw NFL Sunday Ticket subscribers with live broadcasts of up to 14 NFL regular season games along with interactive features, such as instant replay and play-by-play summaries. Shaw customers have the added benefit of being able to access content on Shaw’s WiFi network.

Shaw Communications Inc.

Subscriber Statistics

			August 31, 2012
			Three months ended		Year ended
	August 31, 2012	August 31, 2011	Growth	Change %	Growth	Change %
CABLE:
Basic service:
Actual	2,219,072	2,289,775	(16,474)	(0.7)	(70,703)	(3.1)
Penetration as % of homes passed	56.0%	59.0%
Digital customers	1,917,857	1,819,388	(7,907)	(0.4)	98,469	5.4

INTERNET:
Connected and scheduled	1,912,230	1,877,231	6,062	0.3	34,999	1.9
Penetration as % of basic	86.2%	82.0%
Standalone Internet not included in basic cable	225,639	217,068	9,085	4.2	8,571	3.9
DIGITAL PHONE:
Number of lines (1)	1,363,744	1,233,041	24,185	1.8	130,703	10.6

(1)	Represents primary and secondary lines on billing plus pending installs.

SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
	2012	2011	Change %	2012	2011	Change %
($millions Cdn)
Revenue
DTH (Shaw Direct)	193	187	3.2	763	745	2.4
Satellite Services	20	20	—	81	82	(1.2)

	213	207	2.9	844	827	2.1

Operating income before amortization (1)
DTH (Shaw Direct)	68	62	9.7	254	246	3.3
Satellite Services	9	11	(18.2)	39	43	(9.3)

	77	73	5.5	293	289	1.4
Capital expenditures and equipment costs (net):
Transponders	2	25	(92.0)	2	25	(92.0)
Success based (2)	20	21	(4.8)	81	76	6.6
Buildings and other	5	3	66.7	11	6	83.3

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	27	49	(44.9)	94	107	(12.1)

Operating margin (1)	36.2%	35.3%	0.9	34.7%	34.9%	(0.2)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Operating Highlights

•	During the quarter Shaw Direct added 1,155 customers and as at August 31, 2012 DTH customers total 910,023

Shaw Communications Inc.

Revenue of $213 million and $844 million for the three and twelve month periods, respectively, was up 2.9% and 2.1% over the comparable periods last year. The improvement was primarily due to rate increases. Operating income before amortization of $77 million and $293 million for the quarter and annual period improved 5.5% and 1.4%, respectively, over the same periods last year.

Operating income before amortization improved $1 million over the third quarter of fiscal 2012 primarily due to rate increases partially offset by increased sales and marketing expenses.

Total capital investment of $27 million and $94 million for the three and twelve month periods, respectively, decreased over the same periods last year. The decline was primarily due to a deposit for the Anik G1 satellite included in the prior year periods partially offset by higher investment in the current periods on satellite related ground equipment. The launch of the satellite, originally expected to occur this fall, has been delayed as a result of issues experienced on an unrelated satellite launch, and Anik G1 is now expected to launch early in calendar 2013.

In June, Shaw Direct started offering a video on demand service using adaptive streaming technology through the satellite receiver. This new internet based service currently has over 3,000 movie and TV titles available. In addition, with their television subscription package, Shaw Direct customers now have access to the Shaw Go Apps, including the recently launched Movie Central Go and NFL Sunday Ticket Go.

Subscriber Statistics

			August 31, 2012
			Three months ended		Year ended
	August 31, 2012	August 31, 2011	Growth	Change %	Growth	Change %
DTH customers (1)	910,023	908,883	1,155	0.1	1,140	0.1

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.

MEDIA

FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended	Period from
	2012	2011	Change%	August 31, 2012	October 27, 2010 to August 31, 2011	Change %
($millions Cdn)
Revenue	217	210	3.3	1,053	891	18.2

Operating income before amortization (1)	28	12	>100.0	332	252	31.7
Capital expenditures:
Broadcast and transmission	5	8	(37.5)	12	15	(20.0)
Buildings and other	8	5	60.0	19	12	58.3

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	13	13	—	31	27	14.8

Other adjustments:
CRTC benefit obligation funding	(17)	(15)	13.3	(48)	(30)	60.0
Non-controlling interests	(4)	(3)	33.3	(34)	(20)	70.0
Operating margin (1)	12.9%	5.7%	7.2	31.5%	28.3%	3.2

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

Revenue and operating income before amortization for the quarter were $217 million and $28 million, respectively, compared to $210 million and $12 million last year. Revenue for the quarter was up 3.3% due to higher specialty advertising and subscriber revenues. Operating income improved due to the revenue growth combined with lower programming and other expenses.

For informational purposes, on a comparative basis to the full twelve months ended August 31, 2011, Media revenues were down 2% reflecting softness in the advertising market as a result of continued economic uncertainty. Operating income before amortization increased 2%, as lower programming costs in 2012 more than offset the reduced advertising revenues.

Compared to the third quarter of fiscal 2012, revenue and operating income before amortization decreased $78 million and $86 million, respectively. The decreases were primarily due to the cyclical nature of the Media business, with higher advertising revenues in the first and third quarters driven by the launch of season premieres in the first quarter and season finales and mid season launches in the third quarter. The fourth quarter is typically the lowest quarter of the fiscal year as it spans the summer months when viewership is generally lower.

During the quarter, Global delivered solid programming results led by the strength of Big Brother, Hotel Hell and Rookie Blue. The Media specialty portfolio also led in the channel rankings in the adult 25-54 category, with 4 of the Top 10 analog services, including History as the top entertainment network in Canada, and 5 of the Top 10 digital services, with National Geographic as the leading digital channel. In the quarter Shaw Media launched Lifetime and H2. National Geographic Wild delivered strong audience ratings in the first full quarter of operation.

Shaw Communications Inc.

In News, Global is in the number one position in all three major western markets with ratings up for the majority of all news programs. Global Toronto News Hour moved into the number two position and the station also delivered solid audience growth in the News Hour Final. The West Block with Tom Clark continued to perform well, beginning its second season as Canada’s most watched political talk show.

The conventional fall programming premiered throughout the month of September with a solid returning line-up and new drama programming including Vegas, Chicago Fire, Last Resort and Elementary. Shaw Media also added several new comedies to the Fall schedule including Go On and Guys With Kids.

Capital investment continued on various projects and included upgrading production equipment, infrastructure and facility investments.

OTHER INCOME AND EXPENSE ITEMS

Amortization

	Three months ended August 31,			Year ended August 31,
	2012	2011	Change %	2012	2011	Change %
($millions Cdn)
Amortization revenue (expense) -
Deferred equipment revenue	30	28	7.1	115	107	7.5
Deferred equipment costs	(62)	(52)	19.2	(231)	(205)	12.7
Property, plant and equipment, intangibles and other	(177)	(161)	9.9	(692)	(637)	8.6

Amortization of deferred equipment revenue and deferred equipment costs increased over the comparative periods due to the sales mix of equipment and changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparable periods as the amortization of new expenditures and inclusion of the Media division for the full twelve months in the current year exceeded the impact of assets that became fully depreciated.

Amortization of financing costs and Interest expense

	Three months ended August 31,			Year ended August 31,
	2012	2011	Change %	2012	2011	Change %
($millions Cdn)
Amortization of financing costs – long-term debt	2	1	100.0	5	4	25.0
Interest expense	83	88	(5.7)	330	332	(0.6)

Interest expense decreased over the comparative quarter primarily due to a lower average debt level. As part of the Media acquisition in October 2010, the Company assumed US $338 million senior unsecured notes of which US $56 million were repurchased in December 2010 and the remaining US $282 million were redeemed in the fourth quarter of 2011.

Shaw Communications Inc.

Gain on redemption of debt

During the prior year, the Company repurchased and cancelled US $56 million of the Media unsecured notes in the second quarter and redeemed the remaining US $282 million in the fourth quarter. As a result, the Company recorded gains of $10 million and $23 million in the second and fourth quarters, respectively. The $33 million gain resulted from recognizing the remaining unamortized acquisition date fair value adjustment of $57 million, partially reduced by repurchase and redemption premiums totaling $19 million and the write-off of the embedded derivative instrument associated with the early prepayment option of $5 million.

CRTC benefit obligations

As part of the CRTC decisions approving the acquisition of Mystery and The Cave, during the third quarter of 2012, and the Media acquisition during the first quarter of 2011, the Company is required to contribute approximately $2 million and $180 million, respectively, in new benefits to the Canadian broadcasting system over seven years. The fair value of the obligations of $2 million and $139 million have been recorded in the income statement.

Business acquisition, integration and restructuring expenses

During the three and twelve months ended August 31, 2011, the Company recorded $1 million and $91 million, respectively, related to the Media acquisition and organizational restructuring. Amounts included acquisition related costs to effect the acquisition, such as professional fees paid to lawyers and consultants. The integration and restructuring costs related to integrating the new business and increasing organizational effectiveness for future growth as well as package costs for the former CEO.

Gain on remeasurement of interests in equity investments

The Company recorded a $6 million gain in respect of a remeasurement to fair value of the Company’s 50% interest in Mystery and 49% interest in The Cave which were held prior to the acquisition on May 31, 2012. The fair value of the Company’s equity interest in these specialty channels held prior to the acquisition was $19 million compared to a carrying value of $13 million.

Gain (loss) on derivative instruments

For derivative instruments where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, the Company records changes in the fair value of derivative instruments in the income statement. In addition, the Media senior unsecured notes had a variable prepayment option which represented an embedded derivative that was accounted for separately at fair value until the Company gave notice of redemption in the fourth quarter of 2011. The fluctuation in amounts recorded in 2012 compared to 2011 is due to a reduction in the number of outstanding contracts as well as the amounts recorded in respect of the embedded derivative in the prior year.

Shaw Communications Inc.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations as well as the liability which arose in 2010 when the Company entered into amended agreements with the counterparties to certain cross-currency agreements to fix the settlement of the principal portion of the swaps in December 2011.

Foreign exchange gain (loss) on unhedged long-term debt

In conjunction with the Media acquisition in October 2010, the Company assumed a US $390 million term loan and US $338 million senior unsecured notes. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related cross currency interest rate swaps. A portion of the senior unsecured notes were repurchased during the second quarter of 2011 and the Company redeemed the remaining notes in the fourth quarter of 2011. As a result of fluctuations of the Canadian dollar relative to the US dollar, a foreign exchange gain of $17 million was recorded for the twelve months ended August 31, 2011.

Equity income (loss) from associates

During the first quarter of the prior year, the Company recorded income of $14 million primarily in respect of its 49.9% equity interest in CW Media Investments Co. (“CW Media”) for the period September 1 to October 26, 2010. On October 27, 2010, the Company acquired the remaining equity interest in CW Media as part of its purchase of all the broadcasting assets of Canwest. Results of operations are consolidated effective October 27, 2010. The Company also records equity income (loss) in respect of interests in several specialty channels.

Other gains

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the fourth quarter of the current year, the category also includes a loss of $26 million related to the electrical fire and resulting water damage to Shaw Court as well as a pension curtailment gain of $25 million. The loss of $26 million includes $6 million of costs in respect of restoration and recovery activities, including amounts incurred in the relocation of employees, and an asset write-down of $20 million related to the damages sustained to the building and its contents. Insurance recoveries are expected and amounts will be included in Other gains as claims are approved. No insurance recoveries were recorded in the fourth quarter. The pension curtailment gain arose due to a plan amendment to freeze base salary levels.

Shaw Communications Inc.

Income taxes

Income taxes were higher in the current quarter and included an amount related to the indefinite postponement of previously enacted tax rate reductions. Taxes declined on a year-over-year basis due to tax recoveries in the current year related to resolution with CRA on certain tax matters.

Loss from discontinued operations

During the fourth quarter of 2011, the Company discontinued further construction of its traditional wireless network and accordingly, all traditional wireless activities in the comparative year have been classified as discontinued operations.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2011 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

FINANCIAL POSITION

Total assets at August 31, 2012 were $12.7 billion compared to $12.6 billion at August 31, 2011. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2011.

Current assets declined $31 million primarily due to decreases in cash of $16 million, assets held for sale of $15 million, and accounts receivable of $10 million, the total of which was partially offset by increased inventories of $5 million and other current assets of $7 million. Cash decreased as the cash outlay for investing and financing activities exceeded the funds provided by operations. Assets held for sale decreased as the sale of the wireless assets was completed during the first quarter and accounts receivable declined due to timing of collection of miscellaneous receivables. Inventories were higher due to timing of equipment purchases while other current assets were up primarily as a result of increases in program rights.

Property, plant and equipment increased $42 million as current year capital investment exceeded amortization and the asset write-down related to the electrical fire and resulting water damage at Shaw Court.

Other long-term assets were up $73 million primarily due to an increase in deferred equipment costs and related customer equipment financing receivables.

Intangibles increased $63 million due to higher program rights and advances and the broadcast licenses recorded on the acquisition of Mystery and The Cave. Program rights and advances (current and noncurrent) increased as advances and additional investment in acquired rights exceeded the amortization for the current year. The increase in goodwill of $3 million is due to the aforementioned acquisition of Mystery and The Cave.

Shaw Communications Inc.

Current liabilities were up $250 million due to increases in income taxes payable of $32 million and current portion of long-term debt of $450 million partially offset by decreases in accounts payable and accrued liabilities of $67 million, other current liability of $161 million and derivative instruments of $7 million. Income taxes payable increased due to the current year provision partially offset by tax installment payments. The current portion of long-term debt increased and long-term debt decreased due to the reclassification of the 6.1% $450 million senior notes which are due in November 2012. Accounts payable and accrued liabilities decreased due to lower trade and other payables primarily in respect of timing of payment of capital expenditures and inventory and a reduction in the current portion of the CRTC benefit obligations. The other liability decreased due to settlement of previously amended cross-currency interest rate agreements and derivative instruments decreased due to settlement of contracts.

Other long-term liabilities were up $45 million due to an increase in employee benefit plans of $71 million, primarily as a result of actuarial losses recorded in the current year, partially reduced by a decrease in CRTC benefit obligations of $22 million.

Deferred credits were up $5 million due to an increase in deferred equipment revenue partially offset by amortization of deferred IRU revenue.

Deferred income tax liabilities, net of deferred income tax assets, decreased $63 million due to the current year recovery.

Shareholders’ equity increased $357 million primarily due to increases in share capital of $117 million, retained earnings of $291 million and non-controlling interests of $9 million partially offset by an increase in accumulated other comprehensive loss of $64 million. Share capital increased due to the issuance of 5,972,349 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of October 15, 2012, share capital is as reported at August 31, 2012 with the exception of the issuance of a total of 550,999 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan subsequent to the quarter end. Retained earnings increased due to current year earnings of $728 million partially offset by dividends of $437 million while non-controlling interests increased as their share of earnings exceeded the distributions declared during the year. Accumulated other comprehensive loss increased due to the actuarial losses recorded on employee benefit plans.

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $482 million of free cash flow. Shaw used its free cash flow along with cash of $16 million, proceeds on issuance of Class B Non-Voting Shares of $17 million and other net items of $25 million to pay common share dividends of $318 million, fund the $162 million on settlement of amended cross-currency interest rate agreements, invest an additional net $42 million in program rights and purchase the remaining interests in two specialty channels for $18 million.

During the second quarter, the Company entered into a five-year $1 billion bank credit facility which includes a revolving term facility to a maximum of $50 million and matures in January 2017. The credit facility has a feature whereby the Company may request an additional $500 million of borrowing capacity so long as no default or event of default has occurred and is continuing or would occur as a result of the increased borrowings. No lender has any obligation to participate in the requested increase unless it agrees to do so at its sole discretion.This facility replaced the prior credit and operating loan facilities which were scheduled to mature in May 2012. The new facility will be used for general corporate purposes.

Shaw Communications Inc.

On November 29, 2011 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 1, 2011 to November 30, 2012. No shares have been repurchased during the current year.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $98 million during the twelve months ending August 31, 2012.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations including maturing debt during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended August 31,			Year ended August 31,
	2012	2011	Change %	2012	2011	Change %
($millions Cdn)
Funds flow from continuing operations	355	356	(0.3)	1,299	1,433	(9.4)
Net decrease (increase) in non-cash working capital balances related to continuing operations	99	111	(10.8)	18	(192)	>100.0

	454	467	(2.8)	1,317	1,241	6.1

Funds flow from continuing operations decreased over the comparative twelve month period as higher operating income before amortization adjusted for non-cash program rights expenses in the current year and charges in the prior year for termination of swap contracts and business acquisition, integration and restructuring expenses were more than offset by the combined impact of the settlement of the amended cross-currency interest rate agreements as well as increased current income taxes, program rights purchases and CRTC benefit obligation funding in the current year. The net change in non-cash working capital balances related to continuing operations fluctuated over the comparative periods due to fluctuations in accounts receivable and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended August 31,			Year ended August 31,
	2012	2011	Decrease	2012	2011	Decrease
($millions Cdn)
Cash flow used in investing activities	(191)	(284)	93	(983)	(1,350)	367

Shaw Communications Inc.

The cash used in investing activities decreased over the comparable quarter due to lower cash outlays for capital expenditures and fluctuations in inventory levels. Cash requirements for investing activities decreased over the comparable twelve month period due to amounts paid to complete the Media business acquisition in the first quarter of 2011 and fluctuations in inventory levels partially offset by the higher capital expenditures in the current year.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
($millions Cdn)
Bank credit facility arrangement costs	—	—	(4)	—
Issuance of Cdn $500 million 5.50% senior notes	—	—	—	498
Issuance of Cdn $800 million 6.75% senior notes	—	—	—	779
Senior notes and preferred shares issuance costs	—	—	—	(17)
Repayment of CW Media US $390 million term loan	—	—	—	(395)
Redemption of CW Media 13.5% senior notes	—	(278)	—	(334)
Senior notes prepayment premium	—	(18)	—	(19)
Dividends	(84)	(71)	(333)	(352)
Issuance of Class B Non-Voting Shares	3	13	17	46
Issuance of preferred shares	—	—	—	300
Distributions paid to non-controlling interests	(7)	(8)	(26)	(22)
Repayment of Partnership debt	—	—	(1)	(1)

	(88)	(362)	(347)	483

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

	Revenue	Operating income before amortization (1)	Net income from continuing operations attributable to common shareholders	Net income attributable to common shareholders	Net income (2)	Basic and diluted earnings per share from continuing operations	Basic and diluted earnings per share
($millions Cdn except per share amounts)
2012
Fourth	1,210	501	129	129	133	0.28	0.28
Third	1,278	567	238	238	248	0.53	0.53
Second	1,231	493	169	169	178	0.38	0.38
First	1,279	566	192	192	202	0.43	0.43
2011
Fourth	1,181	481	164	81	84	0.37	0.18
Third	1,285	586	197	195	201	0.45	0.45
Second	1,196	505	166	163	169	0.38	0.37
First	1,079	479	13	12	16	0.03	0.03

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)	Net income attributable to both common shareholders and non-controlling interests.

Shaw Communications Inc.

Generally, revenue and operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases with the exception of the fourth quarters of 2012 and 2011 and second quarter of 2012. In the second quarter of 2012, revenue and operating income before amortization decreased by $48 million and $73 million, respectively due to the seasonality of the Media business with higher revenues in the first quarter driven by the fall launch of season premieres and high demand as well as lower operating income before amortization in the Cable division. Operating expenses increased in the second quarter which included employee related costs, mainly related to bringing the new customer service centres on line, as well as higher marketing, sales and programming costs. The fourth quarters of 2011 and 2012 were both impacted by the cyclical nature of the Media business with lower advertising revenues in the summer months. Accordingly, in the fourth quarter of 2011, revenue and operating income before amortization declined $104 million and $105 million, respectively, while in the fourth quarter of 2012, revenue and operating income before amortization declined $68 million and $66 million, respectively. The impact of the Media business in the fourth quarter of 2012 was partially offset by improved operating income before amortization in the Cable division.

Net income has fluctuated quarter-over-quarter primarily as a result of the growth in operating income before amortization described above and the impact of the net change in non-operating items. In the fourth quarter of 2012, net income decreased by $115 million, primarily due to lower operating income before amortization of $66 million and increased income tax expense of $31 million. The fourth quarter also included a loss of $26 million in respect of the electrical fire at the Company’s head office offset by a pension curtailment gain of $25 million. In the third quarter of 2012, net income increased by $70 million due to higher operating income before amortization of $74 million and lower amortization of $9 million partially offset by increased income tax expense of $17 million. In the second quarter of 2012, net income decreased by $24 million due to a decline in operating income before amortization of $73 million partially offset by lower income tax expense of $53 million. Net income increased by $118 million in the first quarter of 2012 due to the combined impact of higher operating income before amortization of $85 million and income tax expense of $18 million in the first quarter and the loss from discontinued operations of $84 million and gain on redemption of debt of $23 million recorded in the preceding quarter. The first and second quarters of 2011 were impacted by the Media acquisition. As a result, net income increased $153 million in the second quarter of 2011 due to the impact of the CRTC benefit obligation of $139 million and acquisition, integration and restructuring costs of $58 million recorded in the first quarter and higher operating income before amortization and foreign exchange gain on unhedged long-term debt in the second quarter, the total of which was partially offset by increases in interest expense, loss on derivative instruments and income tax expense. During the third quarter of 2011 net income increased by $32 million due to higher operating income before amortization and a lower loss on derivative instruments partially offset by increased income taxes, a lower foreign exchange gain on unhedged long-term debt and the impact of the restructuring activities undertaken by the Company. In the fourth quarter of 2011 net income declined $117 million due to lower operating income before amortization of $105 million and the loss of $83 million in respect of the wireless discontinued operations partially offset by the gain on redemption of debt and the aforementioned restructuring activities in the previous quarter. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

Shaw Communications Inc.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2011 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist.

On September 1, 2011 with the adoption of IFRS the critical accounting policies have been updated to conform with this adoption. Refer to Note 2 of the Company’s unaudited interim consolidated financial statements for a detailed discussion regarding the Company’s significant accounting policies, application of critical accounting estimates and recent accounting pronouncements.

Adoption of recent accounting pronouncements

In February 2008, the CICA Accounting Standards Board confirmed that Canadian publicly accountable enterprises would be required to adopt IFRS, as issued by the International Accounting Standards Board, for fiscal periods beginning on or after January 1, 2011. These standards required the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. Refer to note 15 to the unaudited interim consolidated financial statements for a summary of the differences between financial statements previously prepared under Canadian GAAP and those prepared under IFRS as at September 1, 2010 and as at and for the three and twelve months ended August 31, 2011.

Recent accounting pronouncements:

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after September 1, 2013. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 9, Financial Instruments, is required to be applied for annual periods commencing September 1, 2015

•	Other than for the disclosure requirements therein, the requirements of the following standards and amended standards must be initially applied concurrently:

•	IFRS 10, Consolidated Financial Statements

•	IFRS 11, Joint Arrangements

•	IFRS 12, Disclosure of Interests in Other Entities

•	IAS 27, Separate Financial Statements (amended 2011)

•	IAS 28, Investments in Associates (amended 2011)

•	IFRS 13, Fair Value Measurement

•	IAS 12, Income Taxes (amended 2011), is required to be applied for periods beginning on or after September 1, 2012

•	IAS 19, Employee Benefits (amended 2011)

•	IAS 1, Presentation of Financial Statements, amendments regarding presentation of items of other comprehensive income and is required to be applied for annual periods commencing September 1, 2012

Shaw Communications Inc.

2013 GUIDANCE

With respect to 2013 guidance, the Company anticipates modest growth in consolidated revenue and operating income before amortization. During fiscal 2013 the Company plans to continue to enhance its network, provide innovative product offerings, and launch the Anik G1 satellite and expects consolidated capital investment to decline marginally from 2012 levels. Combined with increased cash tax amounts, the Company expects to deliver consolidated free cash flow comparable to 2012.

Certain important assumptions for 2013 guidance purposes include: continued overall customer growth; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

Shaw Communications Inc.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	August 31, 2012	August 31, 2011	September 1, 2010
		[Note 15]	[Note 15]
ASSETS
Current
Cash	427	443	217
Accounts receivable	433	443	196
Inventories	102	97	54
Other current assets	89	82	34
Derivative instruments	—	2	67
Assets held for sale	—	15	—

	1,051	1,082	568
Investments and other assets	13	13	743
Property, plant and equipment	3,242	3,200	3,005
Other long-term assets	331	258	233
Assets held for sale	1	1	—
Deferred income tax assets [note 16]	14	30	—
Intangibles	7,355	7,292	5,596
Goodwill	715	712	169

	12,722	12,588	10,314

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	811	878	700
Provisions	19	18	19
Income taxes payable	156	124	249
Unearned revenue	157	155	145
Current portion of long-term debt [note 8]	451	1	1
Current portion of derivative instruments	1	8	80
Other liability [note 13]	—	161	—

	1,595	1,345	1,194
Long-term debt [note 8]	4,812	5,256	3,982
Other long-term liabilities [notes 13 and 16]	552	507	429
Provisions	8	8	—
Derivative instruments	—	—	7
Deferred credits	635	630	632
Deferred income tax liabilities [note 16]	1,085	1,164	1,065

	8,687	8,910	7,309
Shareholders’ equity [notes 9 and 11]
Common and preferred shareholders	3,754	3,406	3,005
Non-controlling interests	281	272	—

	4,035	3,678	3,005

	12,722	12,588	10,314

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars except per share amounts]	2012	2011	2012	2011
		[Note 15]		[Note 15]
Revenue [note 3]	1,210	1,181	4,998	4,741
Operating, general and administrative expenses [note 5]	709	700	2,871	2,690

Operating income before amortization [note 3]	501	481	2,127	2,051
Amortization:
Deferred equipment revenue	30	28	115	107
Deferred equipment costs	(62)	(52)	(231)	(205)
Property, plant and equipment, intangibles and other	(177)	(161)	(692)	(637)

Operating income	292	296	1,319	1,316
Amortization of financing costs – long-term debt	(2)	(1)	(5)	(4)
Interest expense [notes 3 and 6]	(83)	(88)	(330)	(332)
Gain on redemption of debt	—	23	—	33
CRTC benefit obligations [note 4]	—	—	(2)	(139)
Business acquisition, integration and restructuring expenses	—	(1)	—	(91)
Gain on remeasurement of interests in equity investments [note 4]	—	—	6	—
Gain (loss) on derivative instruments	—	4	1	(22)
Accretion of long-term liabilities and provisions	(3)	(4)	(14)	(15)
Foreign exchange gain (loss) on unhedged long-term debt	—	(6)	—	17
Equity income (loss) from associates	(1)	—	—	14
Other gains [note 14]	2	4	—	11

Income before income taxes	205	227	975	788
Current income tax expense [note 3]	60	53	257	220
Deferred income tax expense (recovery)	12	7	(43)	9

Net income from continuing operations	133	167	761	559
Loss from discontinued operations [note 7]	—	(83)	—	(89)

Net income	133	84	761	470

Net income attributable to:
Common shareholders	129	81	728	451
Non-controlling interests	4	3	33	19

	133	84	761	470

Earnings per share – basic [note 10]
Earnings per share from continuing operations	0.28	0.37	1.62	1.23
Loss per share from discontinued operations	—	(0.19)	—	(0.21)

Earnings per share	0.28	0.18	1.62	1.02

Earnings per share – diluted [note 10]
Earnings per share from continuing operations	0.28	0.37	1.61	1.23
Loss per share from discontinued operations	—	(0.19)	—	(0.21)

Earnings per share	0.28	0.18	1.61	1.02

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars]	2012	2011	2012	2011
		[Note 15]		[Note 15]
Net income	133	84	761	470
Other comprehensive income (loss) [note 11]
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	1	—	(12)
Adjustment for hedged items recognized in the period	(1)	2	(2)	4
Unrealized gain on available-for-sale investment	—	—	3	—
Reclassification of realized gain on available-for-sale investment	—	—	(3)	—
Actuarial losses on employee benefit plans	(5)	(22)	(62)	(30)

	(7)	(19)	(64)	(38)

Comprehensive income	126	65	697	432

Comprehensive income attributable to:
Common shareholders	122	62	664	413
Non-controlling interests	4	3	33	19

	126	65	697	432

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Year ended August 31, 2012

		Attributable to common shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2011	2,633	73	729	(29)	3,406	272	3,678
Net income	—	—	728	—	728	33	761
Other comprehensive loss	—	—	—	(64)	(64)	—	(64)

Comprehensive income (loss)	—	—	728	(64)	664	33	697
Dividends	—	—	(339)	—	(339)	—	(339)
Dividend reinvestment plan	98	—	(98)	—	—	—	—
Shares issued under stock option plan	19	(2)	—	—	17	—	17
Share-based compensation	—	6	—	—	6	—	6
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(24)	(24)

Balance as at August 31, 2012	2,750	77	1,020	(93)	3,754	281	4,035

Year ended August 31, 2011

		Attributable to common shareholders				Equity attributable to non- controlling interests
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total		Total equity
Balance as at September 1, 2010	2,250	67	679	9	3,005	—	3,005
Business acquisition	—	—	—	—	—	277	277
Net income	—	—	451	—	451	19	470
Other comprehensive loss	—	—	—	(38)	(38)	—	(38)

Comprehensive income (loss)	—	—	451	(38)	413	19	432
Dividends	—	—	(362)	—	(362)	—	(362)
Dividend reinvestment plan	39	—	(39)	—	—	—	—
Issue of preferred shares	300	—	—	—	300	—	300
Share issue costs (net of taxes)	(7)	—	—	—	(7)	—	(7)
Shares issued under stock option plan	51	(5)	—	—	46	—	46
Share-based compensation	—	11	—	—	11	—	11
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(24)	(24)

Balance as at August 31, 2011	2,633	73	729	(29)	3,406	272	3,678

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars]	2012	2011	2012	2011
OPERATING ACTIVITIES [note 12]
Funds flow from continuing operations	355	356	1,299	1,433
Net decrease (increase) in non-cash working capital balances related to continuing operations	99	111	18	(192)

	454	467	1,317	1,241

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(135)	(203)	(730)	(705)
Additions to equipment costs (net) [note 3]	(41)	(33)	(178)	(120)
Additions to other intangibles [note 3]	(15)	(20)	(65)	(65)
Net reduction (addition) to inventories	19	(17)	(5)	(43)
Cable business acquisition, net of cash acquired	—	(33)	—	(36)
Television broadcasting business acquisitions, net of cash acquired [note 4]	(21)	—	(18)	(417)
Proceeds on disposal of property, plant and equipment [note 3]	1	20	9	27
Proceeds from investments and other assets	1	2	4	9

	(191)	(284)	(983)	(1,350)

FINANCING ACTIVITIES

Increase in long-term debt, net of discounts	—	—	—	2,352
Senior notes and preferred shares issuance costs	—	—	—	(17)
Debt repayments	—	(278)	(1)	(1,805)
Senior notes prepayment premium	—	(18)	—	(19)
Bank credit facility arrangement costs	—	—	(4)	—
Issue of Class B Non-Voting Shares [note 9]	3	13	17	46
Issue of preferred shares	—	—	—	300
Dividends paid on Class A Shares and Class B Non-Voting Shares [note 9]	(80)	(71)	(318)	(352)
Dividends paid on Preferred Shares [note 9]	(4)	—	(15)	—
Distributions paid to non-controlling interests	(7)	(8)	(26)	(22)

	(88)	(362)	(347)	483

Increase (decrease) in cash from continuing operations	175	(179)	(13)	374
Decrease in cash from discontinued operations [note 7]	—	(11)	(3)	(148)

Increase (decrease) in cash	175	(190)	(16)	226
Cash, beginning of the period	252	633	443	217

Cash, ending of the period	427	443	427	443

See accompanying notes

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home (“DTH”) satellite services (Shaw Direct); satellite distribution services (“Satellite Services”); and programming content (through Shaw Media).

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto and New York Stock Exchanges. The registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ended August 31, 2012. An explanation of how the transition to IFRS has affected the Company’s consolidated financial statements is provided in note 15.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual consolidated financial statements. Annual required disclosures that have been significantly impacted by the transition to IFRS are included in note 16 for the year ended August 31, 2011. As a result, these condensed interim consolidated financial statements should also be read in conjunction with the Company’s consolidated financial statements prepared under Canadian GAAP for the year ended August 31, 2011 and the IFRS transition disclosures included in note 15.

The condensed interim consolidated financial statements of the Company for the three and twelve months ended August 31, 2012, were authorized for issue in accordance with a resolution of the Board of Directors on October 25, 2012.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention and are expressed in millions of Canadian dollars unless otherwise indicated. Other measurement bases used are outlined in the applicable notes below. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the period are included from their respective dates of acquisition.

The accounts also include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interests in joint ventures which includes a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership and 50% interest in three specialty television channels including Mystery Partnership which became a wholly-owned subsidiary on May 31, 2012 (see note 4).

Non-controlling interests arise from business combinations in which the Company acquires less than 100% interest. At the time of acquisition, non-controlling interests are measured at either fair value or their proportionate share of the fair value of acquiree’s identifiable assets. The Company determines the measurement basis on a transaction by transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased for their share of changes in equity.

Investments and other assets

Investments in associates are accounted for using the equity method based on the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the associate’s net income or losses after the date of investment, additional contributions made and dividends received. Investments are written down when there has been a significant or prolonged decline in fair value.

Revenue and expenses

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection and installation fee revenue and/or customer premise equipment revenue) and related subscription revenue. Upfront fees charged to customers do not constitute separate units of accounting, therefore these revenue streams are assessed as an integrated package.

(i) Revenue

Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. Affiliate subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Subscriber connection fees received from customers are deferred and recognized as revenue on a straight-line basis over two years. Direct and incremental initial selling, administrative and connection costs related to subscriber acquisitions are recognized as an operating expense as incurred. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Installation revenue received on contracts with commercial business customers is deferred and recognized as revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii) Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DCT and DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold are deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

(iii) Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and included in amortization of property, plant and equipment, intangibles and other in the consolidated statements of income.

Cash

Cash is presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s revolving term facility are greater than the amount of cash, the net amount is presented as bank indebtedness.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DCTs and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and other directly attributable costs incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized and borrowing costs on qualifying assets for which the commencement date is on or after September 1, 2010 are also capitalized. As well, any asset removal and site restoration costs in connection with the retirement of assets are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life
Cable and telecommunications distribution system	6-15 years
Digital cable terminals and modems	2-7 years
Satellite audio, video and data network equipment and DTH receiving equipment	4-10 years
Transmitters, broadcasting and communication equipment	5-15 years
Buildings	20-40 years
Data processing	3-4 years
Other	3-20 years

The Company reviews the estimates of lives and useful lives on a regular basis.

Assets held for sale and discontinued operations

Assets are classified as held for sale when specific criteria are met and are measured at the lower of carrying amount and estimated fair value less costs to sell. Assets held for sale are not amortized and are reported separately on the statement of financial position. The operating results of a component that has been disposed of or is classified as held for sale are reported as discontinued operations if the operations and cash flows of the component have been, or will be, eliminated from the company’s ongoing operations and if the company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of a company includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of a company’s operations and cash flows. The Company does not allocate interest to discontinued operations.

Other long-term assets

Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to five years; (ii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility; (iii) long-term receivables; and (iv) the non-current portion of prepaid maintenance and support contracts.

Intangibles

The excess of the cost of acquiring cable, satellite and media businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights, trademarks, brands, program rights, material agreements and software assets. Broadcast rights, trademarks and brands represent identifiable assets with indefinite useful lives. Spectrum licenses were acquired in Industry Canada’s auction of licenses for advanced wireless services and have an indefinite life.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. Program rights are segregated on the Statement of Financial Position between current and noncurrent based on expected life at time of acquisition.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets for which the commencement date is on or after September 1, 2010. Software assets are amortized on a straight-line basis over estimated useful lives ranging from four to ten years. The Company reviews the estimates of lives and useful lives on a regular basis.

Borrowing costs

The Company capitalizes borrowing costs on qualifying assets, for which the commencement date is on or after September 1, 2010, that take more than one year to construct or develop using the Company’s weighted average cost of borrowing.

Impairment

(i) Goodwill and indefinite-life intangible assets

Goodwill and indefinite-life intangibles assets, such as broadcast rights, are tested annually (as at March 1) and assessed at each reporting period to determine whether there is an indication that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(ii) Non-financial assets with finite useful lives

For non-financial assets, such as property, plant and equipment and finite-lived intangible assets, an assessment is made at each reporting date as to whether there is an indication that an asset may be impaired. If any indication exists, the recoverable amount of the asset is determined based on the higher of the fair value less costs to sell and value in use. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Previously recognized impairment losses are reviewed for possible reversal at each reporting date and all or a portion of the impairment reversed if the asset’s value has increased.

CRTC benefit obligations

The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities and provisions in the income statement.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

(i) Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of transmitter sites. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities and provisions. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

(ii) Other provisions

Provisions for disputes, legal claims and contingencies are recognized when warranted. The Company establishes provisions after taking into consideration legal assessments (if applicable), expected availability of insurance or other recourse and other available information.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement; (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years to five years; (iii) connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years; and (iv) a deposit on a future fibre sale.

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same authority in the same taxable entity. Income tax expense for the period is the tax payable for the period using tax rates substantively enacted at the reporting date, any adjustments to taxes payable in respect of previous years and any change during the period in deferred income tax assets and liabilities, except to the extent that they relate to a business combination, items recognized directly in equity or in other comprehensive income. The Company records interest and penalties related to income taxes in income tax expense.

Tax credits and government grants

The Company has access to a government program which supports local programming produced by conventional television stations. In addition, the Company receives tax credits primarily related to its research and development activities. Government financial assistance is recognized when management has reasonable assurance that the conditions of the government programs are met and accounted for as a reduction of related costs, whether capitalized and amortized or expensed in the period the costs are incurred.

Foreign currency translation

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the period-end rate of exchange and non-monetary items are translated at historic exchange rates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Exchange gains and losses on translating hedged and unhedged long-term debt are included in the consolidated statements of income. Foreign exchange gains and losses on hedging derivatives are reclassified from other comprehensive income (loss) to income to offset the foreign exchange adjustments on hedged long-term debt.

Financial instruments other than derivatives

Financial instruments have been classified as loans and receivables, assets available-for-sale, assets held-for-trading or financial liabilities. Cash has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in income (loss). Other financial assets are classified as available-for-sale or as loans and receivables. Available-for-sale assets are carried at fair value with changes in fair value recorded in other comprehensive income (loss) until realized. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial assets are classified as held-to-maturity and none of its financial liabilities are classified as held-for-trading. Certain private investments where market value is not readily determinable are carried at cost net of write-downs and are included in Investments and other assets in the Statement of Financial Position.

Finance costs, discounts and proceeds on bond forward contracts associated with the issuance of debt securities and fair value adjustments to debt assumed in business acquisitions are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.

Derivative financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, foreign currency forward purchase contracts and bond forward contracts. All derivative financial instruments are recorded at fair value in the statement of financial position. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign exchange and interest rate risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Employee benefits

The Company accrues its obligations and related costs under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan initiation and amendments are recognized immediately in the income statement to the extent they are vested. Unvested past service costs are amortized on a straight-line basis over the expected average remaining vesting period. Negative plan amendments which reduce costs are applied to reduce any existing unamortized past service costs. The excess, if any, is amortized over the expected average remaining vesting period. Actuarial gains or losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected return on plan assets, expected retirement ages and projected salary increases. Actuarial gains (losses) are recognized in other comprehensive income (loss) on annual basis, at a minimum, and on an interim basis when there are significant changes in assumptions. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed between December 31, 2011 and January 1, 2012. The next actuarial valuations for funding purposes are effective December 31, 2012.

Share-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of share-based compensation awarded to employees using the Black-Scholes option pricing model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options using the graded vesting method.

The Company has a restricted share unit (“RSU”) plan for officers and employees of the Company. RSUs vest on the second anniversary of the grant date and compensation is recognized on a straight-line basis over the two year vesting period. RSUs will be settled in cash and the obligation for RSUs is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding RSUs. The carrying value of RSUs at August 31, 2011 was $1.

The Company has a deferred share unit (“DSU”) plan for its board of directors whereby directors can elect to receive their annual cash compensation, or a portion thereof, in the DSUs. Compensation cost is recognized immediately as DSUs vest when granted. DSUs will be settled in cash and the obligation is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding DSUs. The carrying value and intrinsic value of DSUs at August 31, 2011 was $5 and $4, respectively.

Earnings per share

Basic earnings per share is based on net income attributable to common shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the period. The Company uses the treasury stock method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Use of estimates and measurement uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other deferred income tax assets, capitalization of labour and overhead, useful lives of depreciable assets, contingent liabilities, certain assumptions used in determining defined benefit plan pension expense, the fair value of assets acquired and liabilities assumed in business acquisitions, and the recoverability of equipment costs, indefinite life identifiable intangibles and goodwill using estimated future cash flows. Significant changes in assumptions could result in impairment of intangible assets.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 9, Financial Instruments: Classification and Measurement, is the first part of the replacement of IAS 39 Financial Instruments and applies to the classification and measurement of financial assets and financial liabilities as defined by IAS 39. It is required to be applied retrospectively for the annual period commencing September 1, 2015.

•

The following standards and amended standards are required to be applied retrospectively for the annual period commencing September 1, 2013 and other than the disclosure requirements therein, they must be initially applied concurrently:

•

IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•

IFRS 11, Joint Arrangement, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11, and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011for the issuance of IFRS 10 and retains the current guidance for separate financial statements.

•

IAS 28, Investments in Associates was amended in 2011for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•

IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements and is required to be applied prospectively for the annual period commencing September 1, 2013.

•

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. It is required to be applied retrospectively for the annual period commencing September 1, 2012.

•

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income and is required to be applied retrospectively (with certain exemptions) for the annual period commencing September 1, 2013.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

•

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and is required to be applied retrospectively for the annual period commencing September 1, 2012.

3.	BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Cable, DTH, Satellite Services and Media, all of which are substantially located in Canada. Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. Information on operations by segment is as follows:

Operating information

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Revenue
Cable	803	784	3,193	3,096
DTH	193	187	763	745
Satellite Services	20	20	81	82
Media	217	210	1,053	891

	1,233	1,201	5,090	4,814
Intersegment eliminations	(23)	(20)	(92)	(73)

	1,210	1,181	4,998	4,741

Operating income before amortization
Cable	396	396	1,502	1,510
DTH	68	62	254	246
Satellite Services	9	11	39	43
Media	28	12	332	252

	501	481	2,127	2,051

Interest (1)
Operating	83	84	329	312
Burrard Landing Lot 2 Holdings Partnership	—	—	1	1
Wireless	—	4	—	19

	83	88	330	332

Current taxes
Operating	64	46	282	240
Other/non-operating	(4)	7	(25)	(20)

	60	53	257	220

(1)

Effective August 31, 2011, Wireless was presented as discontinued operations with restatement of comparative periods. Interest was allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs, and therefore, has not been included in the loss from discontinued operations.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Capital expenditures accrual basis
Cable (including corporate)	164	216	729	677
Satellite (net of equipment profit)	7	28	11	32
Media	13	13	31	27

	184	257	771	736

Equipment costs (net of revenue)
Cable	20	7	81	32
Satellite	20	21	83	75

	40	28	164	107

Capital expenditures and equipment costs (net)
Cable	184	223	810	709
Satellite	27	49	94	107
Media	13	13	31	27

	224	285	935	843

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	135	203	730	705
Additions to equipment costs (net)	41	33	178	120
Additions to other intangibles	15	20	65	65

Total of capital expenditures and equipment costs (net) per
Consolidated Statements of Cash Flows	191	256	973	890
Decrease in working capital related to capital expenditures	37	54	(10)	(4)
Increase in customer equipment financing receivables	(2)	(4)	(16)	(13)
Less: Proceeds on disposal of property, plant and equipment	(1)	(20)	(9)	(27)
Less: Satellite equipment profit (1)	(1)	(1)	(3)	(3)

Total capital expenditures and equipment costs (net) reported by segments	224	285	935	843

(1)

The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

4.	TELEVISION BROADCASTING BUSINESS ACQUISITION

On May 31, 2012, the Company closed the acquisition of the partnership units of Mystery Partnership (“Mystery”) and Men TV General Partnership (“The Cave”) not already owned by the Company, for total consideration of $21. Prior to the acquisition, the Company held a 50% interest in Mystery which was proportionately consolidated and a 49% interest in The Cave which was accounted for under the equity method. The fair value of the previous ownership interests in these specialty channels on the acquisition date was $19. The transaction is accounted for using the acquisition method and as a result of remeasuring these equity interests to fair value, the Company recorded a gain of $6 in the income statement. If the acquisition had occurred on September 1, 2011, revenue and net income for the year would have been approximately $12 and $2, respectively.

As part of the CRTC decisions approving the transaction, the Company is required to contribute $2 in new benefits to the Canadian broadcasting system over the next seven years. The contribution will be used to create new programming. The obligation has been recorded in the income statement at fair value, being the discounted future cash flows using a 4% discount rate.

The consideration was comprised of the following:

$
Cash	21
Consideration for the equity interests held prior to the acquisition	9

30
Cumulative income from equity interests prior to acquisition	4
Gain on re-measurement of interests in equity investments	6

40

A summary of net assets acquired and allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash	6
Accounts receivable	4
Other current assets (1)	4
Intangibles (2)	28
Goodwill, not deductible for tax (3)	3

45
Current liabilities	3
Deferred income taxes	2

40

(1)	Other current assets is comprised of program rights.
(2)	Intangibles include broadcast licenses and program rights.
(3)	Goodwill comprises the value of expected efficiencies and synergies from integrating the operations with the Company’s other wholly-owned specialty channels.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Employee salaries and benefits	205	191	835	751
Purchases of goods and services	504	509	2,036	1,939

	709	700	2,871	2,690

6.	INTEREST EXPENSE

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Interest expense – long term debt	84	92	334	341
Amortization of senior notes discounts	1	1	2	2
Amortization of fair value adjustment to debt assumed in the Media business acquisition	—	(3)	—	(8)
Interest income – short-term (net)	(1)	(2)	(3)	(3)
Capitalized interest	(1)	—	(3)	—

	83	88	330	332

7.	DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2011, the Company decided to discontinue any further construction of its traditional wireless network. Accordingly, the results of operations and related cash flows have been reported as discontinued operations.

The loss from discontinued operations is comprised of the following:

	Three months ended August 31		Year ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Operating expenditures	—	1	—	7
Amortization	—	1	—	1
Write-down of assets	—	112	—	112
Income tax recovery	—	(31)	—	(31)

Loss from discontinued operations	—	83	—	89

The cash flow used in discontinued operations is comprised of the following:

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Cash used in operating activities	—	—	—	11
Cash used in investing activities	—	11	3	137

Decrease in cash from discontinued operations	—	11	3	148

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	LONG-TERM DEBT

		August 31, 2012			August 31, 2011
	Effective interest rates	Long-term debt at amortized cost (1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity	Long-term debt at amortized cost (1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate (3)
Cdn Senior notes-
6.10% due November 16, 2012	6.11	450	—	450	449	1	450
7.50% due November 20, 2013	7.50	349	1	350	348	2	350
6.50% due June 2, 2014	6.56	598	2	600	596	4	600
6.15% due May 9, 2016	6.34	295	5	300	294	6	300
5.70% due March 2, 2017	5.72	397	3	400	397	3	400
5.65% due October 1, 2019	5.69	1,242	8	1,250	1,241	9	1,250
5.50% due December 7, 2020	5.55	496	4	500	495	5	500
6.75% due November 9, 2039	6.89	1,416	34	1,450	1,416	34	1,450

		5,243	57	5,300	5,236	64	5,300

Other
Burrard Landing Lot 2 Holdings Partnership	6.31	20	—	20	21	—	21

Total consolidated debt		5,263	57	5,320	5,257	64	5,321
Less current portion (2)		451	—	451	1	—	1

		4,812	57	4,869	5,256	64	5,320

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs and bond forward proceeds of $57 (August 31, 2011—$64).
(2)	Current portion of long-term debt includes the 6.10% senior notes due November 16, 2012 and the amount due within one year on the Partnership’s mortgage bonds.
(3)

During the second quarter, the Company entered into a five-year $1 billion bank credit facility which includes a revolving term facility to a maximum of $50 and matures in January 2017. The credit facility has a feature whereby the Company may request an additional $500 of borrowing capacity so long as no default or event of default has occurred and is continuing or would occur as a result of the increased borrowings. No lender has any obligation to participate in the requested increase unless it agrees to do so at its sole discretion. This facility replaces the prior credit and operating loan facilities which were scheduled to mature in May 2012.

9.	SHARE CAPITAL

Issued and outstanding

Changes in share capital during the year ended August 31, 2012 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2011	22,520,064	2	415,216,348	2,338	12,000,000	293
Issued upon stock option plan exercises	—	—	969,803	19	—	—
Issued pursuant to dividend reinvestment plan	—	—	5,002,546	98	—	—

August 31, 2012	22,520,064	2	421,188,697	2,455	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to August 31, 2012 vest evenly on the anniversary dates from the original grant at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. As at August 31, 2012, 17,764,506 Class B Non-Voting Shares have been issued under the plan. During the year ended August 31, 2012, 969,803 options were exercised for $17.

The changes in options for the year ended August 31, 2012 are as follows:

	Number	Weighted average exercise price $
Outstanding, beginning of period	21,970,400	20.91
Granted	1,229,000	21.05
Forfeited	(1,066,925)	20.96
Exercised (1)	(969,803)	17.09

Outstanding, end of period	21,162,672	21.09

(1)	The weighted average Class B Non-Voting Share price for the options exercised was $20.67.

The following table summarizes information about the options outstanding at August 31, 2012:

Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$14.85 - $22.27	13,720,672	6.50	$19.29	8,304,972	$18.82
$22.28 - $26.20	7,442,000	5.17	$24.42	7,139,250	$24.51

The weighted average estimated fair value at the date of the grant for common share options granted was $2.15 per option (2011 - $3.15 per option) and $2.72 per option (2011 - $3.13 per option) for the three and twelve months ended August 31, 2012, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
Dividend yield	4.92%	4.36%	4.48%	4.32%
Risk-free interest rate	1.14%	2.25%	1.42%	2.19%
Expected life of options	5 years	5 years	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	23.6%	25.5%	24.7%	25.8%

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Dividends

The dividends per share recognized as distributions to common shareholders for dividends declared during the year ended August 31, 2012 and 2011 are as follows:

Year ended August 31, 2012		Year ended August 31, 2011
Class A Voting Share	Class B Non-Voting Share	Class A Voting Share	Class B Non-Voting Share
0.9550	0.9575	0.9075	0.9100

The Preferred Shares were issued on May 31, 2011. On June 29, 2011, the Company declared dividends of $0.37603 per Preferred Share. The dividend payment was made on September 30, 2011.

On October 20, 2011, January 12, 2012, and April 13, 2012, the Company declared dividends of $0.28125 per Preferred Share. The dividend payments were made on January 3, 2012, April 2, 2012 and July 3, 2012, respectively.

On June 28, 2012, the Company declared dividends of $0.28125 per Preferred Share which are payable on October 1, 2012. The total amount payable is $3 of which $1 was not recognized during the three and twelve months ended August 31, 2012.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

10.	EARNINGS PER SHARE

Earnings (loss) per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	133	167	761	559
Deduct: net income attributable to non-controlling interests	(4)	(3)	(33)	(19)
Deduct: dividends on Preferred Shares	(4)	(4)	(15)	(4)

Net income from continuing operations attributable to common shareholders	125	160	713	536
Net loss from discontinued operations attributable to common shareholders	—	(83)	—	(89)

Net income attributable to common shareholders	125	77	713	447

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	443	436	441	435
Effect of dilutive securities (1)	—	1	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	443	437	442	436

Earnings per share – basic ($)
Earnings per share from continuing operations	0.28	0.37	1.62	1.23
Loss per share from discontinued operations	—	(0.19)	—	(0.21)

Earnings per share	0.28	0.18	1.62	1.02

Earnings per share – diluted ($)
Earnings per share from continuing operations	0.28	0.37	1.61	1.23
Loss per share from discontinued operations	—	(0.19)	—	(0.21)

Earnings per share	0.28	0.18	1.61	1.02

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and twelve months ended August 31, 2012, 12,344,760 (2011 – 7,853,193) and 12,083,206 (2011 – 8,100,404) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

11.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of other comprehensive income (loss) and the related income tax effects for the year ended August 31, 2012 are as follows:

	Amount	Income taxes	Net
	$	$	$
Adjustment for hedged items recognized in the period	(3)	1	(2)
Unrealized gain on available-for-sale investment	4	(1)	3
Reclassification of realized gain on available-for-sale investment	(4)	1	(3)
Actuarial losses on employee benefit plans	(83)	21	(62)

	(86)	22	(64)

Components of other comprehensive income (loss) and the related income tax effects for the three months ended August 31, 2012 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(2)	1	(1)
Adjustment for hedged items recognized in the period	(1)	—	(1)
Unrealized gain on available-for-sale investment	1	(1)	—
Reclassification of realized gain on available-for-sale investment	(1)	1	—
Actuarial losses on employee benefit plans	(7)	2	(5)

	(10)	3	(7)

Components of other comprehensive income (loss) and the related income tax effects for the year ended August 31, 2011 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(14)	2	(12)
Adjustment for hedged items recognized in the period	6	(2)	4
Actuarial losses on employee benefit plans	(41)	11	(30)

	(49)	11	(38)

Components of other comprehensive income (loss) and the related income tax effects for the three months ended August 31, 2011 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	4	(2)	2
Actuarial losses on employee benefit	(30)	8	(22)

Total	(25)	6	(19)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Accumulated other comprehensive income (loss) is comprised of the following:

	August 31, 2012	August 31, 2011
	$	$
Fair value of derivatives	(1)	1
Actuarial losses on employee benefit plans	(92)	(30)

	(93)	(29)

12.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Net income from continuing operations	133	167	761	559
Adjustments to reconcile net income to funds flow from continuing operations:
Amortization	211	186	813	739
Program rights	13	36	(42)	101
Deferred income tax expense (recovery)	12	7	(43)	9
Equity loss (income) from associates	1	—	—	(14)
Gain on redemption of debt	—	(23)	—	(33)
CRTC benefit obligation	—	—	2	139
CRTC benefit obligation funding	(17)	(15)	(48)	(30)
Business acquisition, integration and restructuring expenses	—	—	—	37
Gain on remeasurement of interests in equity investments	—	—	(6)	—
Share-based compensation	1	2	5	9
Defined benefit pension plans [note 14]	(24)	4	(13)	16
Loss (gain) on derivative instruments	—	(4)	(1)	22
Realized loss on settlement of derivative instruments	—	(10)	(7)	(29)
Payments on cross-currency agreements	—	—	—	(86)
Foreign exchange gain on unhedged long-term debt	—	6	—	(17)
Accretion of long-term liabilities and provisions	3	4	14	15
Settlement of amended cross-currency interest rate agreements [note 13]	—	—	(162)	—
Write-down of property damaged by fire [note 14]	20	—	20	—
Other	2	(4)	6	(4)

Funds flow from continuing operations	355	356	1,299	1,433

(ii)	Changes in non-cash working capital balances related to continuing operations include the following:

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Accounts receivable	72	87	22	54
Other current assets	3	(1)	—	(13)
Accounts payable and accrued liabilities and provisions	10	22	(37)	(54)
Income taxes payable	11	1	31	(187)
Unearned revenue	3	2	2	8

	99	111	18	(192)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Interest	33	52	328	332
Income taxes	49	52	218	400

(iv)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended August 31,		Year ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	27	29	98	39

13.	OTHER LIABILITIES

The other current liability was the obligation which arose in fiscal 2010 in respect of the US $300 amended cross-currency interest rate agreements which fixed the settlement of the principal portion of the liability on December 15, 2011. Other long-term liabilities include the long-term portion of the Company’s employee benefit plans of $420 (August 31, 2011 - $350), the non-current portion of CRTC benefit obligations of $125 (August 31, 2011 - $147) and other liabilities totaling $7 (August 31, 2011 - $10). Excluding the impact of the curtailment gain in the current year (see note 14), the total benefit costs expensed under the Company’s defined benefit pension plans were $7 (2011 - $8) and $31 (2011 - $28) for the three and twelve months ended August 31, 2012, respectively. During the third and fourth quarters, the Company recognized actuarial losses of $76 ($57 net of tax) and $7 ($5 net of tax), respectively in other comprehensive loss in respect of a 1% decrease in the discount rates from those used at August 31, 2011 in valuing its employee benefit plans and differences in other actuarial assumptions.

14.	OTHER GAINS (LOSSES)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the fourth quarter of the current year, the category also includes a loss of $26 related to the electrical fire and resulting water damage at the Company’s head office in Calgary, Alberta as well as a pension curtailment gain of $25. The loss of $26 includes $6 of costs in respect of restoration and recovery activities, including amounts incurred in the relocation of employees, and a write-down of $20 related to the damages sustained to the building and its contents. Insurance recoveries are expected and will be included in Other gains as claims are approved. No insurance recoveries were recorded in the fourth quarter. The pension curtailment gain arose due to a plan amendment to freeze salary levels.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

15.	TRANSITION TO IFRS

The Company’s date of transition to IFRS is September 1, 2010 and its date of adoption is September 1, 2011.

Exemption elections

The Company’s adoption of IFRS requires application of IFRS 1 which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS annual reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The Company has elected the following exemptions from the general requirement of retrospective application as follows:

(a)	Business combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the date of transition. Retrospective application would require restatement of all business combinations that occurred prior to the date of transition. The Company has elected to not restate any business combinations that occurred prior to September 1, 2010. Under Canadian GAAP, the Company had early adopted the new accounting standards for business combinations, consolidation and non-controlling interests effective September 1, 2010, which are aligned with IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements.

(b)	Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on defined benefit plans deferred under Canadian GAAP in opening retained earnings. The Company elected to recognize the cumulative unamortized actuarial loss in opening retained earnings as at September 1, 2010.

(c)	Borrowing costs

IFRS 1 allows IAS 23 Borrowing Costs to be applied prospectively from the date of transition. The Company has elected to apply IAS 23 prospectively for projects commenced on or after September 1, 2010.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Reconciliation of Canadian GAAP to IFRS

A.	Consolidated statements of financial position as at September 1, 2010 and August 31, 2011

		September 1, 2010			August 31, 2011
	Explanation	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current
Cash		217	—	217	443	—	443
Account receivable		196	—	196	443	—	443
Inventories		54	—	54	97	—	97
Other current assets	(iii), (iv)	34	—	34	236	(154)	82
Derivative instruments		67	—	67	2	—	2
Asset held for sale		—	—	—	15	—	15
Deferred income tax assets	(iii)	28	(28)	—	26	(26)	—

		596	(28)	568	1,262	(180)	1,082
Investments and other assets		743	—	743	13	—	13
Property, plant and equipment		3,005	—	3,005	3,200	—	3,200
Other long-term assets		233	—	233	258	—	258
Asset held for sale		—	—	—	1	—	1
Deferred income taxes	(iii)	—	—	—	22	8	30
Intangibles	(iv)	5,408	188	5,596	6,955	337	7,292
Goodwill	(iii)	169	—	169	815	(103)	712

		10,154	160	10,314	12,526	62	12,588

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	(i), (v), (vi)	623	77	700	795	83	878
Provisions	(vi)	—	19	19	—	18	18
Income taxes payable	(iii)	171	78	249	12	112	124
Unearned revenue		145	—	145	155	—	155
Current portion of long-term debt		1	—	1	1	—	1
Current portion of derivative instruments		80	—	80	8	—	8
Other liability		—	—	—	161		161

		1,020	174	1,194	1,132	213	1,345
Long-term debt		3,982	—	3,982	5,256	—	5,256
Other long-term liabilities	(ii), (vi)	291	138	429	351	156	507
Provisions	(vi)	—	—	—	—	8	8
Derivative instruments		7	—	7	—	—	—
Deferred credits		632	—	632	630	—	630
Deferred income tax liabilities	(i) to (iv)	1,452	(387)	1,065	1,700	(536)	1,164

		7,384	(75)	7,309	9,069	(159)	8,910
Shareholders’ equity
Equity attributable to common and preferred shareholders	(i) to (v)	2,770	235	3,005	3,216	190	3,406
Non-controlling interests	(iii)	—	—	—	241	31	272

		2,770	235	3,005	3,457	221	3,678

		10,154	160	10,314	12,526	62	12,588

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

B.	Consolidated statements of income and comprehensive income for the three months and year ended August 31, 2011.

		Three months ended			Year ended
		August 31, 2011			August 31, 2011
	Explanation	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
Revenue		1,181	—	1,181	4,741	—	4,741
Operating, general and administrative expenses	(i), (ii)	705	(5)	700	2,710	(20)	2,690

Operating income before amortization		476	5	481	2,031	20	2,051
Amortization:
Deferred equipment revenue		28	—	28	107	—	107
Deferred equipment costs		(52)	—	(52)	(205)	—	(205)
Property, plant and equipment, intangibles and other		(161)	—	(161)	(637)	—	(637)

Operating income		291	5	296	1,296	20	1,316
Amortization of financing costs – long-term debt		(1)	—	(1)	(4)	—	(4)
Interest expense		(88)	—	(88)	(332)	—	(332)
Gain on repurchase of debt		23	—	23	33	—	33
CRTC benefit obligation		—	—	—	(139)	—	(139)
Business acquisition, integration and restructuring expenses		(1)	—	(1)	(91)	—	(91)
Loss on derivative instruments		4	—	4	(22)	—	(22)
Accretion of long-term liabilities and provisions		(4)	—	(4)	(15)	—	(15)
Foreign exchange gain on unhedged long-term-debt		(6)	—	(6)	17	—	17
Equity income from associates		—	—	—	14	—	14
Other gains		4	—	4	11	—	11

Income before income taxes		222	5	227	768	20	788
Current income tax expense	(iii)	50	3	53	210	10	220
Deferred income tax expense (recovery)	(i) to (iii)	5	2	7	(5)	14	9

Net income from continuing operations		167	—	167	563	(4)	559
Loss from discontinued operations		(83)	—	(83)	(89)	—	(89)

Net income		84	—	84	474	(4)	470

Other comprehensive income (loss)
Change in unrealized fair value of derivatives designated as cash flow hedges		1	—	1	(12)	—	(12)
Adjustment for hedged items recognized in the period		2	—	2	4	—	4
Actuarial losses on employee benefit plans	(ii)	—	(22)	(22)	—	(30)	(30)

		3	(22)	(19)	(8)	(30)	(38)

Comprehensive income		87	(22)	65	466	(34)	432

Net income attributable to:
Common shareholders		81	—	81	455	(4)	451
Non-controlling interests		3	—	3	19	—	19

		84	—	84	474	(4)	470

Comprehensive income attributable to:
Common shareholders		84	(22)	62	447	(34)	413
Non-controlling interests		3	—	3	19	—	19

		87	(22)	65	466	(34)	432

Earnings per share – basic and diluted
Earnings per share from continuing operations		0.37	—	0.37	1.24	(0.01)	1.23
Loss per share from discontinued operations		(0.19)	—	(0.19)	(0.21)	—	(0.21)

Earnings per share		0.18	—	0.18	1.03	(0.01)	1.02

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

The significant differences between Canadian GAAP and IFRS are explained below.

(i)	Share-based compensation

Under IFRS, the fair value of stock options with service conditions is required to be expensed over a vesting period (“graded vesting”), based on when options vest. Under Canadian GAAP, stock-based compensation was recognized using a straight-line method.

Under IFRS, cash settled share-based payments, such as DSUs and RSUs, are measured initially and re-measured at the end of each reporting period at fair value as determined by an option pricing model. Under Canadian GAAP, the liability was measured and re-measured at intrinsic values.

(ii)	Employee benefits

As stated in exemption elections above, the Company elected to recognize cumulative unamortized actuarial losses under IFRS in opening retained earnings. Subsequent to the date of transition, actuarial gains and losses are recorded in other comprehensive income at the end of each reporting period. Under Canadian GAAP, actuarial gains and losses were amortized into income on a straight-line basis over the estimated average remaining service life of employees.

Under IFRS, past service costs of defined benefit plans are expensed on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized on a straight-line basis over the estimated average remaining service life of employees. As part of the retrospective application of IAS 19, all vested past service costs have been recognized in opening retained earnings at the transition date.

(iii)	Income taxes

The expected manner of recovery of intangible assets with indefinite useful lives for the purpose of calculating deferred income taxes is different under IFRS than Canadian GAAP. This difference in inclusion rate results in a reduction in the deferred income tax liability related to these assets at transition and also results in a decrease to goodwill and deferred income tax liability and increase to non-controlling interests in respect of the Media business acquisition in fiscal 2011.

Under IFRS, the Company applies a probable weighted average methodology in respect to its determination of measurement of its tax uncertainties.

Income taxes reflect the tax effect of other IFRS transition adjustments.

Also, under IFRS, deferred income tax assets and liabilities are only classified as long term.

(iv)	Intangible assets

Under IFRS, amortization of indefinite lived intangibles is prohibited. Upon transition, amortization of broadcast rights that had been previously recorded under Canadian GAAP has been reversed and recognized in opening retained earnings at the date of transition.

Under Canadian GAAP, program rights were segregated between current and noncurrent in the Statement of Financial Position based estimated time of usage. Under IFRS, program rights are segregated between current and noncurrent based on expected life at time of acquisition.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

(v)	Constructive obligation

Under IFRS, constructive obligations must be recognized when certain criteria are met. These have been accrued at the transition date.

(vi)	Provisions

IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires separate disclosure on the face of the statement of financial position. Under Canadian GAAP, separate disclosure was not required, therefore on transition all provisions were reclassified from accounts payable and accrued liabilities or other long-term liabilities.

C.	Consolidated statement of cash flows

The Company’s consolidated statements of cash flows were not materially affected by the transition to IFRS.

16.	SELECTED ANNUAL DISCLOSURES

The condensed interim consolidated financial statements for interim periods of fiscal 2012 are the first financial statements prepared by the Company under IFRS. Accordingly, annual required disclosures that have been significantly impacted by the transition to IFRS for the comparative year ended August 31, 2011 are presented below.

DEFINED EMPLOYEE BENEFIT PLANS

Defined benefit pension plans

The Company provides a non-contributory defined benefit pension plan for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of pay during their years of service. Employees are not required to contribute to this plan and the plan is unfunded. There are no minimum required contributions and no discretionary contributions are planned.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

The table below shows the change in benefit obligation for this plan.

August 31, 2011
$
Accrued benefit obligation and plan deficit, beginning of year	275
Current service cost	6
Past service cost	—
Interest cost	16
Actuarial losses	43
Payment of benefits to employees	(6)

Accrued benefit obligation and plan deficit, end of year	334

Reconciliation of accrued benefit obligation to Consolidated Statement of Financial Position accrued pension benefit liability	August 31, 2011 $
Balance of unamortized pension obligation:
Past service costs	1

Accrued pension benefit liability recognized in Consolidated Statement of Financial Position:
Accounts payable and accrued liabilities	9
Other long-term liabilities	324

333

Accrued benefit obligation, end of year as above	334

The actuarial losses resulted primarily from changes in interest rate assumptions, salary escalation assumptions, and changes in the mortality table.

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for this plan.

August 31, 2011
Accrued benefit obligation	%
Discount rate	5.50
Rate of compensation increase	5.00

August 31, 2011
Benefit cost for the year	%
Discount rate	5.75
Rate of compensation increase	5.00

The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	Accrued benefit obligation August 31, 2011	Pension expense Fiscal 2011
	$	$
Impact of: 1% decrease	56	6

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

August 31, 2011
$
Current service cost	6
Interest cost	16
Past service cost	—
Difference between amortization of past service costs recognized for the year and actual past service costs on the accrued benefit obligation for the year	1

Pension expense	23

As part of the broadcasting business acquisition in fiscal 2011, the Company assumed a number of funded defined benefit pension plans which provide pension benefits to certain unionized and non-unionized employees. Benefits under these plans are based on the employees’ length of service and final average salary.

The table below shows the change in the benefit obligations, change in fair value of plan assets and the funded status of these defined benefit plans.

August 31, 2011
$
Accrued benefit obligation, beginning of year	—
Media business acquisition	124
Current service cost	4
Interest cost	6
Employee contributions	1
Actuarial gains	(7)
Payment of benefits to employees	(9)

Accrued benefit obligation, end of year	119

Fair value of plan assets, beginning of year	—
Media business acquisition	110
Employer contributions	6
Employee contributions	1
Expected return on plan assets	6
Actuarial losses	(5)
Payment of benefit and administrative expenses	(9)

Fair value of plan assets, end of year	109

Accrued benefit liability and plan deficit, end of year	10

The accrued benefit liability is included in other long-term liabilities. The actuarial gains and losses resulted primarily from changes in interest rate assumptions, salary escalation assumptions, and changes in the mortality table.

The asset allocation of the plans at August 31, 2011 is as follows:

% of plan assets
Equity securities	57
Fixed income securities	40
Other	3

100

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Disaggregation of the Company’s funded pension plans to show the funded statuses at August 31, 2011 is as follows:

	Accrued benefit obligation	Plan assets	Surplus (deficit)
	$	$	$
Pension plans with assets in excess of accrued benefit obligations	9	9	-
Pension plans with accrued benefit obligations in excess of assets	110	100	(10)

	119	109	(10)

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for these plans. The expected rate of return on plan assets is based on investment mix, current yields and past experience.

August 31, 2011
Accrued benefit obligation	%
Discount rate	5.75
Rate of compensation increase	4.00

August 31, 2011
Benefit cost for the year	%
Discount rate	5.65
Expected return on plan assets	6.70
Rate of compensation increase	3.70

The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	Accrued benefit obligation	Pension expense
	August 31, 2011	Fiscal 2011
	$	$
Impact of: 1% decrease	20	1

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

August 31, 2011
$
Current service cost	4
Interest cost	6
Expected return on plan assets	(6)

Pension expense	4

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Other benefit plans

As part of the broadcasting business acquisition in fiscal 2011, the Company assumed post employment benefits plans that provide post retirement health and life insurance coverage.

August 31, 2011
$
Accrued benefit obligation, beginning of year	—
Media business acquisition	15
Current service cost	—
Interest cost	1
Plan amendment	(1)
Payment of benefits to employees	—

Accrued benefit obligation and plan deficit, end of year	15

Reconciliation of accrued benefit obligation to Consolidated Statement of Financial Position accrued benefit liability	August 31, 2011 $
Balance of unamortized obligation:
Plan amendment	(1)

Accrued post-retirement liability recognized in Consolidated Statement of Financial Position:
Other long-term liabilities	16

Accrued benefit obligation, end of year as above	15

The table below shows the components of the post-retirement benefit plan expense. The net post-retirement benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

August 31, 2011
$
Current service cost	—
Interest cost	1

Post-retirement expense	1

The discount rate used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2011 was 5.50%. The assumed health care cost trend rate for the next year used to measure expected benefit costs is 6.49% decreasing to an ultimate rate of 4.57% in 2029. A one percentage point increase in the assumed health care cost trend rate would have increased the service and interest costs and accrued obligation by $nil and $2, respectively. A one percentage point decrease in the assumed health care cost trend rate would have lowered the service and interest costs and accrued obligation by $nil and $2, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Benefit payments

The table below shows the expected benefit payments for all defined benefit plans and other post employment benefit plans in each of the next five fiscal years as actuarially determined, and in aggregate, for the five fiscal years thereafter:

	Pensions $	Other Benefits $
2012	14	—
2013	14	—
2014	19	1
2015	27	1
2016	27	1
2017 – 2021	139	4

Employer contributions

The Company’s estimated contributions to the funded defined benefit plans in fiscal 2012 are $8.

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax liabilities and assets are as follows:

August 31, 2011
$
Deferred income tax liabilities:
Property, plant and equipment and software assets	145
Broadcast rights	820
Partnership income	354

1,319

Deferred income tax assets:
Non-capital loss carryforwards	50
Accrued charges	132
Foreign exchange on long-term debt and fair value of derivative instruments	3

185

Net deferred income tax liability	1,134
Deferred income tax asset	30

Deferred income tax liability	1,164

Realization of deferred income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all deferred income tax assets will be realized based on reversals of deferred income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Significant changes recognized to deferred income tax assets (liabilities) during the period are as follows:

	Property, plant and equipment and software assets	Broadcast rights	Partnership income	Non-capital loss carry- forwards	Accrued charges	Foreign exchange on long-term debt and fair value of derivative instruments	Total
Balance at September 1, 2010	(167)	(635)	(350)	8	63	16	(1,065)
Recognized in statement of income	(8)	(17)	(3)	(3)	36	(14)	(9)
Recognized in discontinued operations	26	—	—	—	—	—	26
Recognized in other comprehensive income (loss)	—	—	—	—	10	1	11
Recognized on Media business acquisition	4	(168)	(1)	45	23	—	(97)

Balance at August 31, 2011	(145)	(820)	(354)	50	132	3	(1,134)

The Company has capital loss carryforwards of approximately $150 for which no deferred income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

The income tax expense differs from the amount computed by applying Canadian statutory rates to income before income taxes for the following reasons:

August 31, 2011
$
Current statutory income tax rate	27.9%

Income tax expense at current statutory rates	220
Increase in taxes resulting from:
Originating temporary differences recorded at future tax rates expected to be in effect when realized	2
Other	7

Income tax expense	229

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

TELEVISION BROADCASTING BUSINESS ACQUISITION

A summary of net assets acquired and allocation of the consideration is as follows:

	August 31, 2011
	Canadian GAAP	Effect of transition to IFRS	IFRS
Net assets acquired at assigned fair values
Cash	83	—	83
Receivables	297	—	297
Other current assets	236	(89)	147
Deferred income tax assets	51	(24)	27
Derivative instrument	16	—	16
Investments and other assets	16	—	16
Property and equipment	141	—	141
Intangibles	1,567	84	1,651
Goodwill, not deductible for tax	641	(103)	538

	3,048	(132)	2,916
Current liabilities	(283)	(24)	(307)
Current debt	(399)	—	(399)
Derivative instruments	(82)	—	(82)
Non-current liabilities	(105)	—	(105)
Deferred income tax liabilities	(311)	187	(124)
Long-term debt	(412)	—	(412)
Non-controlling interests	(246)	(31)	(277)

	1,210	—	1,210